Cynthia T. Mazareas

+1 617 526 6393 (t)

+1 617 526 5000 (f)

cynthia.mazareas@wilmerhale.com

June 24, 2013

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 6010

Washington, DC 20549-6010

Attention: Jeffrey P. Riedler

Re:	Agios Pharmaceuticals, Inc.

Registration Statement on Form S-1

Filed June 10, 2013

File No. 333-189216

Ladies and Gentlemen:

On behalf of Agios Pharmaceuticals, Inc. (the “Company”), submitted herewith for filing is Amendment No. 1 (“Amendment No. 1”) to the Registration Statement referenced above (the “Registration Statement”).

Amendment No. 1 is being filed in response to comments contained in the letter dated June 19, 2013 (the “Letter”) from Jeffrey P. Riedler of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to David P. Schenkein, the Company’s Chief Executive Officer. The responses are keyed to the numbering of the comments in the Letter and to the headings used in the Letter. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Registration Statement as set forth in Amendment No. 1. Page numbers referred to in the responses reference the applicable pages of Amendment No. 1.

1. We note that you have submitted an application for confidential treatment relating to one of your exhibits. Please be advised that comments to this application, if any, will be sent under separate cover and that any such comments must be resolved prior to your requesting effectiveness of your registration statement.

Response:	The Company acknowledges the Staff’s comment.

Securities and Exchange Commission

June 24, 2013

2. Please confirm that the graphics included in your registration statement are the only graphics you will use in your prospectus. If those are not the only graphics, please provide any additional graphics prior to their use for our review.

Response:	The Company does not currently intend to include any additional graphics other than those graphics included in Amendment No. 1. If the Company determines to include any other graphic in the prospectus, prior to its use the Company will provide such material to the Staff.

3. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response:	The Company acknowledges the Staff’s comment and undertakes to comply with it as applicable. At this time, neither the Company nor anyone authorized on its behalf has provided any written materials in reliance on Section 5(d) of the Securities Act to potential investors. In addition, to the Company’s knowledge, to date, no broker or dealer that is participating or will participate in the Company’s initial public offering has published or distributed a research report in reliance upon Section 2(a)(3) of the Securities Act.

4. In the summary and elsewhere you describe yourself as a “first-mover” and also suggest that your products are based upon a cellular metabolism approach that is unique. However, on page 17 you state “Some of these competitive products are based on scientific approaches that are the same or similar to our approach.” This appears to be an inconsistency that you should reconcile in your disclosure. Further, to the extent that other drug discovery companies employ approaches that use their knowledge of the human metabolic network and related bibliomic or genomic information you should eliminate the suggestion that your approach is unique and your characterization of yourself as a “first-mover” throughout the filing. Please advise or revise as may be appropriate.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 3, 45, 67, 68, 69, 71 and F-8 of Amendment No. 1.

Prospectus summary

Overview, page 1

Securities and Exchange Commission

June 24, 2013

5. It is not apparent from your disclosure that you have yet to file an Investigational New Drug Application (IND) and commence clinical studies for any of your three lead product candidates. Please amend your disclosure in the first paragraph of this section, in the corresponding disclosure in your Business section and wherever else applicable to so state.

Response:	In response to the Staff’s comment, the Company has both revised and updated the disclosure on pages 1, 45, 47, 67, 74 and 79 of Amendment No. 1. As noted in the revised disclosure, on June 20, 2013, which is subsequent to the date the Company initially filed the registration statement, it filed with the FDA an IND for its AG-221 program.

6. Please define the following terms you have included in this discussion in such a way as to make them more easily understandable by the lay reader:

•	biomarker;
•	pharmacodynamics marker;
•	genetically validated;
•	metabolites;
•	metabolite level and
•	chelation therapy.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 2, 67, 68 and 69 of Amendment No. 1.

7. In the first full paragraph on page 2 you state that your use of biomarkers to define patient populations will result in the potential for early proof of concept, a higher probability of technical success and accelerated clinical development and product approval. Please modify this disclosure and similar disclosure elsewhere to state that you hope that the use of biomarkers will increase the potential and probability of these outcomes but that you have no assurance that such will actually occur as there may be circumstances or outcomes that you cannot anticipate.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 2 and 67 of Amendment No. 1.

8. Here, and where applicable in your Business discussion, please explain how you obtained the technology relating to your pending patent applications. To the extent that you acquired this technology through in-licensing agreements, please describe such agreements and file them as exhibits to your registration statement.

Securities and Exchange Commission

June 24, 2013

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 3 and 85 of Amendment No. 1. The Company supplementally advises the Staff that all of the technology related to its pending patent applications was developed internally and none of such technology was acquired through in-licensing agreements.

Risks associated with our business, page 3

9. In your first bullet point, please include the amount of your accumulated deficit to date.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 4 of Amendment No. 1.

Risk Factors

“We will need substantial additional funding. If we are unable to raise capital when needed.,” page 10

10. Please remove the fifth and sixth bullet points from this risk factor and the corresponding sixth and seventh bullet points on page 64 as they are not material to your future capital requirements at this time.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 10 and 64 of Amendment No. 1.

“If we are unable to successfully develop companion diagnostic for our therapeutic product candidates…,” page 15

11. In this risk factor, and in the related disclosure on pages 95-96, please provide a definition of “companion diagnostics.”

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 15 and 88 of Amendment No. 1.

“Third parties may initiate legal proceedings alleging that we are infringing their intellectual property rights…,” page 25

12. Please disclose in this risk factor any litigation that has been filed against you or any of your founders, scientific advisors, directors and/or executive officers.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 25 of Amendment No. 1.

Securities and Exchange Commission

June 24, 2013

“We may be subject to claims that our employees have wrongfully used or disclosed alleged trade secrets of their former employers,” page 26

13. Please disclose in this risk factor any such claims made against your employees.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 26 of Amendment No. 1.

“We are an ‘emerging growth company,’ and the reduced disclosure requirements applicable to emerging growth companies may make our common stock less attractive to investors,” page 33

14. Please explain in this risk factor all of the circumstances under which you may lose your status as an emerging growth company.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 33 and 34 of Amendment No. 1.

“We will incur increased costs as a result of operating as a public company…,” page 34

15. Please include in this risk factor, to the extent practicable, an estimate of the annual costs associated with being a public company.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 34 of Amendment No. 1.

Use of Proceeds, page 37

16. Please amend this disclosure to provide your best estimate of the amount of funds you intend to allocate to the clinical development of each of your three lead product candidates. Specify the amounts to be devoted to each of these three products and how far in the clinical process you expect the employment of those funds to take you.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 5 and 37 of Amendment No. 1.

Dilution, page 41

17. It appears that your calculation of historical net tangible book value includes convertible preferred stock amounts. The amounts attributable to preferred shareholders would only be available to common shareholders upon the conversion of preferred stock to common stock.

Securities and Exchange Commission

June 24, 2013

Please revise your calculations of historical net tangible book value to exclude convertible preferred stock or explain to us the basis for your calculation.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 41 of Amendment No. 1.

Management’s discussion and analysis of financial condition and results of operations Critical accounting policies and estimates Accrued research and development expenses, page 51

18. You disclose that you do not expect your estimates to be materially different from the amounts actually incurred. Please revise to disclose how accurate these estimates have been in the past and how much the estimate has changed in the past. Please refer to Section 501.14 of the Financial Reporting Codification added by FR-72.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 52 of Amendment No. 1.

Common stock valuation, page 53

19. Please expand your disclosure to include a discussion of each significant factor contributing to the difference between the fair value as of the date of each grant and the estimated IPO price.

Response:	The Company acknowledges the Staff’s comment and will disclose the requested information when an estimated IPO price range is known.

Liquidity and capital resources Contractual obligations, page 65

20. You disclose that contracts with CROs and other vendors are not included in the table of contractual obligations because they are cancellable contracts. The contracts with CROs and other vendors appear to be needed in your research and development and appear to meet the definition of purchase obligations. Please revise your disclosure to include any contracts with CROs or other vendors that meet the definition of purchase obligations. As noted in Item 303(a)(5) of Regulation S-K the tabular presentation may be accompanied by footnotes to describe provisions that create, increase or accelerate obligations, or other pertinent data to the extent necessary for an understanding of the timing and amount of the registrant’s specified contractual obligations.

Securities and Exchange Commission

June 24, 2013

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 65 of Amendment No. 1.

21. You have omitted future milestone payments because the achievement and timing of these milestones is not fixed and determinable and you typically have the ability to terminate these agreements upon 60- 90 days’ notice. Please disclose the amount and timing of milestone commitments that are reasonably likely to be paid. Please refer to Section 501.13 of the Financial Reporting Codification added by FR-72.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 66 of Amendment No. 1.

Business General, page 67

22. Please define the following terms you have included in this discussion in such a way as to make them more easily understandable by the lay reader:

•	hematopoietic cells and
•	glioblastoma multiforme.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 76 and 78 of Amendment No. 1.

Our development programs, page 73

23. Please revise the disclosure in the last column of the table on page 74, “Commercial rights,” to more clearly convey the rights possessed by either you or your collaborator.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 74 of Amendment No. 1.

Intellectual property, page 85

24. Please explain what a Patent Cooperation Treaty application is and clarify whether you still have to file separate applications. If so, specify in which jurisdictions.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 85 of Amendment No. 1.

Securities and Exchange Commission

June 24, 2013

Government regulation United States drug approval process, page 89

25. From your disclosure, it appears that the information you provide in this discussion concerning Abbreviated New Drug Applications and Section 505(b)(2) new drug applications is not relevant to the clinical development process that you intend to pursue. If you agree with this assessment, you should remove this disclosure. If you disagree, please explain why in a response.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 93 of Amendment No. 1.

Shares eligible for future sale Lock-up agreements, page 135

26. Please file a copy of the form lock-agreement as an exhibit to your registration statement. If it is to be filed as an exhibit to your underwriting agreement, please confirm this for us.

Response:	The Company advises the Staff that the form of lock-up agreement signed by the Company’s directors, officers and stockholders will be filed as an exhibit to the underwriting agreement to be filed as Exhibit 1.1 to the Registration Statement.

Consolidated Financial Statements Notes to Consolidated Financial Statements 10. Income Taxes, page F-28

27. Since the income tax rate reconciliation starts with an income tax benefit computed at federal statutory tax rate it appears that the tax rates in the table should be consistent with introductory sentence before the rate reconciliation. For example, it appears that an income tax benefit should be in parentheses and the income tax should not. Please revise to correct any inconsistency.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page F-28 of Amendment No. 1.

Securities and Exchange Commission

June 24, 2013

If you have any further questions or comments, or if you require additional information, please contact the undersigned by telephone at (617) 526-6393 or electronically at cynthia.mazareas@wilmerhale.com. Thank you for your assistance.

Very truly yours,

/s/ Cynthia T. Mazareas

Cynthia T. Mazareas

cc:	David P. Schenkein, M.D.

Glenn Goddard